

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
Mr. Frank S. Yuan
Chief Executive Officer
ASAP Expo, Inc.
345 S. Figueroa St., Suite M09
Los Angeles, CA 90071

> **Re:**   **ASAP Expo, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed August 11, 2011**
> **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011**
> **Filed August 11, 2011**
> **File No. 001-34294**

Dear Mr. Yuan:

We have reviewed your letter dated August 11, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 2, 2011.

Table of Contents, page 3

1.   Notwithstanding your response to prior comment 4, both your Forms 10-K/A and 10-Q/A filed on August 11, 2011 continue to present an incorrect table of contents and order of disclosures. Please ensure that all future filings include each of the required sections and captions as set forth in the form requirements. Refer to http://www.sec.gov/about/forms/secforms.htm#1934forms.

Evaluation of Controls and Procedures, page 20

2.   Your response notwithstanding, you continue to have two evaluations of disclosure controls and procedures disclosed. The first, in the last paragraph on page 20 and the second, in the first paragraph on page 21. Inclusion of two disclosure controls and procedures reports may be confusing to readers. Please confirm, if true, that in future filings, please assess which of the paragraphs best meets the requirements of Item 307 and exclude the other.

3.   We note your continued belief that your disclosure controls and procedures were effective as December 31, 2010. In your response you refer to your belief that going forward you will be "in position to perform and complete its report on internal controls effectively due to the use of the correct Form as advised by the SEC Comment letters". It does not appear that you understood the nature of our prior comment which dealt with the effectiveness of disclosure controls and procedures. Neither of these assessments is related in any way to the Form on which you file your annual report. Since you did not include your assessment of internal controls over financial reporting, we do not believe that your disclosure controls and procedures were effective.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                                        Sincerely,

                                                        /s/ Stephen G. Krikorian

                                                        Stephen G. Krikorian
                                                        Accounting Branch Chief